UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: November 12, 2014

UBS AG

UBS Group AG

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K consists of the media release of UBS AG, which appears immediately following this page.

UBS participates in regulatory resolutions of industry-wide FX matter

Zurich/Basel | 12 Nov 2014, 07:00 | Price Sensitive Information

Foreign-exchange related investigations resolved with FINMA, CFTC, FCA Total charges fully provisioned in third quarter of 2014

Zurich/Basel, 12 November 2014 – UBS has reached resolutions with the Swiss Financial Market Supervisory Authority (FINMA), the US Commodity Futures Trading Commission (CFTC) and the UK Financial Conduct Authority (FCA) in connection with their industry-wide investigations into irregularities in foreign exchange (FX) markets. FINMA issued an order concluding its formal proceedings with respect to UBS and the firm simultaneously completed settlements with the CFTC and the FCA.

UBS Group Chief Executive Officer Sergio P. Ermotti said, “Today’s resolutions are an important step in our transformation process and towards closing this industry-wide matter for UBS. We continue to cooperate with related ongoing investigations.”

FINMA has ordered UBS to pay CHF 134 million in confiscation of costs avoided and profits. In addition, UBS has agreed to pay USD 290 million (approximately CHF 281 million[i]) in fines to the CFTC in connection with settlements agreed to by a number of banks. UBS also agreed a GBP 234 million (approximately CHF 359 million1) fine with the FCA in connection with settlements agreed to by a number of banks. UBS provisioned fully for these charges in the third quarter of 2014. The conduct described in the settlements and order includes attempts by UBS employees to manipulate the prices of G10 foreign exchange spot and benchmark rates, including collusion by UBS employees with employees of other banks and inappropriate sharing of confidential information in relation to G10 foreign exchange spot trading. The regulatory resolutions also include certain remediation measures, many of which already have been or are being implemented by UBS.

Over the last few years, UBS has instituted significant cultural and compliance changes and has received positive feedback from regulators, clients and other stakeholders on its progress. UBS was the first bank to self-report potential misconduct and cooperate fully with authorities in their review of FX and related markets. The firm took appropriate disciplinary action against employees involved in the matter. In addition, and in line with its findings and regulatory requirements, UBS has introduced significant enhancements to the control framework of its FX business and the entire firm.

UBS continues to cooperate with ongoing FX and related investigations, which include investigations of individuals involved.

[i] Currency conversions based on Bloomberg rates of USD/CHF: 0.96810 and GBP/CHF: 1.5366 at 1700 CET on 11 November 2014.

UBS AG

Investor contact

Switzerland: +41-44-234 41 00

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward looking statements.” While these statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including the third quarter 2014 report and Annual Report on Form 20-F for the year ended 31 December 2013. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS, and UBS accepts no liability whatsoever for the actions of third parties in this respect.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) the registration statement of UBS Group AG on Form F-4 (Registration Number 333-199011) and into each prospectus outstanding thereunder, (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

Date: November 12, 2014, 2014